ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Itaú Unibanco achieved 500,000 stockholders

Itaú Unibanco Holding S.A. ("Itaú Unibanco") has achieved the significant hallmark of 500,000 stockholders, up 108% since the end of December 2019.

Our stockholders' reliance is a reflection of the sustainable results we have achieved over the years, which have enabled Itaú Unibanco to become the largest private financial institution in Latin America[1].

Our shares are traded on B3 (Brazil Stock Exchange and Over-the-Counter Market (OTC)) and NYSE (New York Stock Exchange) with a daily average financial volume of R$2.0 billion[2] and market value of R$251 billion at the end of June 2020.

We have built up competitive unique features that enable us to create value to our stockholders on a recurring basis, presenting resilience, soundness and the ability to transform ourselves.

We appreciate the trust placed in us and we reinforce our commitment to continuously improving relations with our stockholders, ensuring transparent and timely communication.

For further information, please access Itaú Unibanco's Investor Relations website: www.itau.com.br/investor-relations.

São Paulo (State of São Paulo), September 16, 2020.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations

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[1] The largest bank in market value.
[2] It takes into account common (ITUB3) and preferred (ITUB4 and ADR - ITUB) shares in the first half of 2020.